Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Set forth below is a transcript of an interview by Fox Business with Steve Altemus held on September 26, 2022 discussing the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. (“Inflection Point”) and Intuitive Machines, LLC (“Intuitive Machines”), as well as the business of Intuitive Machines and its future outlook.

Cheryl Casone (Fox Business) (01:25):

Meanwhile, NASA has called off its third attempt to launch Moon rocket Artemis 1 from Cape Canaveral, Florida tomorrow over Hurricane Ian making its way towards that region. They will roll the rocket back to its hangar to shield it from the storm. And what of NASA’s three partners for Artemis? Lunar, a tech and space exploration company. Intuitive Machines, is planning to take its space expertise to the public markets via SPAC merger. That deal validated at $15 million, will be completed in the first quarter of 2023 and will list Intuitive Machines on the NASDAQ under the ticker LUNR. Joining me now in a Fox Business Exclusive from their mission control called Nova in Houston, Texas, Intuitive Machines co-founder, president and CEO, Steve Altemus. Steve, it’s great to have you here. We had to laugh a little bit because Altemus and Artemis are so close, so we can’t mix those two up. That’s got to be a fun pun for you. But let’s talk about the company and your connection to Artemis and how much and what you have invested in this launch?

Steve Altemus (Intuitive Machines) (02:30):

Yeah, thank you Cheryl for having us, and welcome from Houston Nova Control. Happy to be here in our control center. We’re keenly interested in the success of Artemis 1, which is part of the Artemis program. And what Intuitive Machines does is we are the precursor missions that will actually land softly on the Moon ahead of human astronauts putting boots on the Moon.

Cheryl Casone (Fox Business) (02:54):

So that technology obviously is something that’s been in development, I’m assuming for years. Did you push that because of your decades of experience at NASA? How did that play into what you’ve created now? Because there’s a lot of interest in this technology, and we should also let our viewers know this is an investor audience. This is the first time that anyone can truly, maybe besides SpaceX, really, truly invest in something that’s going to the Moon; Moon landings, if you will.

Steve Altemus (Intuitive Machines) (03:22):

Yes. It’s the first time retail investors could actually invest in a space exploration company. And Intuitive Machines really is a diversified space exploration company with a focus on the Moon itself. And back in 2018, our national space policy changed to where the Moon became in favor and the United States needs to return humans to the Moon in a sustainable way. And so while at NASA, I was there for a quarter century or so, retired early and formed Intuitive Machines, for the sole purpose of having a small company fly to the Moon and land softly on the Moon for science and discovery purposes.

Cheryl Casone (Fox Business) (04:00):

Yeah, we haven’t seen a lot of, I mean, the IPO market hasn’t exactly had a good year for 2022. The markets are not having a good year. We cover that here, but this is for the first quarter of 2023, if all goes well. What do you plan to do with the funding?

Steve Altemus (Intuitive Machines) (04:15):

We have enough funding in this particular financial transaction to fully fund the business operating plan in partnership with Inflection Point Acquisition Company who has very strong financial background. Coupled with our technical background, we think it’s a really solid deal. We’re going to invest in a larger lunar lander to take heavier cargo to the surface of the Moon. We’re investing in additional satellites to put a constellation of communication and navigation satellites around the Moon. That’s up to five satellites around the Moon. And we already have the first commercial lunar distance ground network so we can communicate, navigate, and land softly on the Moon. That’s-

Cheryl Casone (Fox Business) (04:59):

Oh, sorry. Sorry. I mean, please finish your thought. My apologies.

Steve Altemus (Intuitive Machines) (05:03):

That’s the bulk of where the technology money will go, is to fund those effort.

Cheryl Casone (Fox Business) (05:07):

Well, real quick before we go, All eyes are on DART tonight. Do you think they’re going to hit it?

Steve Altemus (Intuitive Machines) (05:13):

Oh, they’re going to nail it, for sure. And let me just say something. While this is just a physics demonstration, we prove the physics out that you can actually move an object with another object. We know that. But this is the reason why the whole general public needs to be paying attention to space exploration.

Cheryl Casone (Fox Business) (05:28):

Defending the Earth. Again, I talked about a movie, but real threats are out there. You’re absolutely right. Steve Altemus, thank you very much. Appreciate your time today.

Steve Altemus (Intuitive Machines) (05:37):

Thank you, Cheryl.

Cheryl Casone (Fox Business) (05:38):

All right. They’re going to nail it. That’s what Steve says. It’s going to be interesting.

Additional Information and Where to Find It

In connection with the Business Combination with Intuitive Machines, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INFLECTION POINT AND INTUITIVE MACHINES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.